SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva-Offering of Delta Lloyd Ord Shares-Pricing

News release

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR AUSTRALIA

12 April 2011

Aviva Announces Pricing of Offering of Delta Lloyd Ordinary Shares at €17.25 per Share

•	Placing of 25 million Delta Lloyd ordinary shares

•	Offering represents 15% of Delta Lloyd’s issued ordinary share capital, resulting in Aviva’s ordinary shareholding reducing from 58% to approximately 43%

•	Gross cash proceeds for Aviva of £381 million

•	Settlement of the Offering remains subject to Aviva shareholder approval at an EGM

Aviva plc (“Aviva”) announces that it has successfully priced the sale of part of its stake in Delta Lloyd NV (“Delta Lloyd”) at an offer price of €17.25 per share, resulting in gross cash proceeds of £381 million*. The partial disposal consisted of a private placement of 25 million Delta Lloyd ordinary shares to qualified institutional investors (the “Offering”). Settlement of the Offering remains subject to Aviva shareholder approval, which will be sought at an extraordinary general meeting of Aviva, expected to be held on 4 May 2011.

Following completion of the Offering, Aviva’s remaining stake will comprise approximately 71.5 million Delta Lloyd ordinary shares, equivalent to 43.1% of Delta Lloyd’s issued ordinary share capital (excluding treasury shares) and 40.0% of Delta Lloyd’s voting rights.

A further announcement will be made shortly detailing the financial impact of the Offering on Aviva.

Enquiries:

Media
Nigel Prideaux                                                                                  +44 (0)20 7662 0215
Andrew Reid                                                                                     +44 (0)20 7662 3131
Sue Winston                                                                                    +44 (0)20 7662 8221
Rashmi Gautam                                                                               +44 (0)20 7662 9511
Conor McClafferty, Finsbury                                                              +44 (0)20 7251 3801

Analysts
Charles Barrows                                                                                +44 (0)20 7662 8115

Notes to editors:

Background on Aviva’s investment in Delta Lloyd
▪	Prior to November 2009, Delta Lloyd’s entire issued ordinary share capital (and 92% of Delta Lloyd’s voting rights) was owned by CGU International Holdings BV, a wholly owned subsidiary of Aviva.

▪
Prior to the Offering, Aviva indirectly owns 96,488,795 Delta Lloyd ordinary shares, equivalent to 58.2% of Delta Lloyd’s issued ordinary share capital (excluding treasury shares) and 53.9% of Delta Lloyd’s voting rights.

About Aviva

▪
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

▪
Aviva’s principal business activities are long-term savings, fund management and general insurance, with worldwide total sales** of £47.1 billion and funds under management of £402 billion at 31 December 2010.

These materials are not an offer of securities for sale, or solicitation of offers to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer solicitation or sale is unlawful. The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or the laws of any US state, and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The information contained in this announcement is being disclosed in accordance with Rule 135c under the Securities Act.  There will be no public offering of the securities in the United States.

-  ends -

* Based on an exchange rate as of 11 April 2011 of £0.88 / €1.

** Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.  Sales is a non-GAAP financial measure.  For a reconciliation to the comparable IFRS measure, see Aviva’s Form 20-F for the year ended 31 December 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 April 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary